Filed Pursuant to Rule 253(g)(2)

File No. 024-10702

RED FISH PROPERTIES, INC.

SUPPLEMENT NO. 1 DATED OCTOBER 16, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 13, 2017

AND QUALIFIED BY THE COMMISSION ON SEPTEMBER 25, 2017

This document supplements, and should be read in conjunction with, the offering circular of Red Fish Properties, Inc. (the “Offering Circular”) dated and filed with the Securities and Exchange Commission, (the “Commission”) on September 13, 2017 and qualified by the Commission on September 25, 2017. In this supplement, unless the context indicates otherwise, references to ‘‘Red Fish Properties, Inc.,’’ the “Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our,’’ refer to Red Fish Properties, Inc.

The purpose of this supplement is to restate the following in the Offering Circular on Page 18, USE OF PROCEEDS section, last sentence as follows:

Change From: “We will need additional funds to implement our business plan.”

Change To: “We may need additional funds to implement our business plan.”

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.